FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F  X        Form 40-F
                                 ----                 ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                        Yes                No   X
                           ---                 ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                         Yes               No  X
                            ---               ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes               No X
                            ---              ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


                                BOARD REGULATIONS

                                  ENDESA, S.A.

                                October 28, 2003


                                    CONTENTS

Preamble                                                                                                       3
Article 1 .- Purpose                                                                                           4
Article 2 .- Scope of application                                                                              5
Article 3 .- Interpretation                                                                                    5
Article 4 .- Amendments                                                                                        5
Article 5 .- Structure and composition of the Board                                                            5
Article 6 .- Functions                                                                                         6
Article 7 .- Specific functions relating to the financial statements, management
               report and report on corporate governance                                                       9
Article 8 .- Specific securities market-related functions                                                      9
Article 9 .- Principles governing conduct                                                                      9
Article 10.- Call notices and venue for Board meetings                                                        10
Article 11.- Convening of, and representation and adoption of resolutions at, Board Meetings                  11
Article 12.- Executive Committee and Committees of the Board of Directors                                     11
Article 13.- Executive Committee                                                                              11
Article 14.- Audit and Compliance Committee                                                                   13
Article 15.- Appointments and Compensation Committee                                                          14
Article 16.- Advisory Councils                                                                                15
Article 17.- Relations with the stockholders in general                                                       16
Article 18.- Relations with relevant stockholders                                                             16
Article 19.- Relations with the Stockholders' Meeting                                                         16
Article 20.- Relations with the Auditors                                                                      16


Article 21.- Relations with Senior Management                                                                 17
Article 22.- Appointment of Directors                                                                         17
Article 23.- Incompatibilities                                                                                17
Article 24.- Term of office                                                                                   18
Article 25.- Reappointment of Directors                                                                       18
Article 26.- Vacation of office by Directors                                                                  18
Article 27.- Directors' duties                                                                                19
Article 28.- Duty of confidentiality                                                                          19
Article 29.- Use of information and corporate assets                                                          20
Article 30.- Business opportunities                                                                           20
Article 31.- Right to counseling and information                                                              21
Article 32.- Liability                                                                                        22
Article 33.- Directors' compensation                                                                          22
Article 34.- Differentiation of functions                                                                     24
Article 35.- Chairman of the Board of Directors                                                               24
Article 36.- Deputy Chairman of the Board                                                                     24
Article 37.- Managing Director                                                                                25
Article 38.- Secretary of the Board of Directors                                                              25
Final Provision                                                                                               26


PREAMBLE

1. The Board of Directors of ENDESA approves these Regulations which define the functions and responsibilities of the Board itself, the rules and procedures that regulate its conduct, and the rules of conduct governing its members.

2. The Regulations are based on three recurring themes that are reflected in current thinking on corporate governance.

      First of all, they address the need to promote transparency in the actions of the Company's governing bodies and in all its relationships, particularly with its own stockholders.

      Second, they address the need to encourage effective business management.

      Third, the Regulations seek to enhance another basic principle, namely, the possibility of making Senior Management and the Board itself accountable to the stockholders in their respective areas of responsibility.

3. Based on these principles, the Regulations offer an extensive range of provisions so that the Board can perform its functions effectively:

a) First, they broadly describe the Board's brief and, coupled with the more traditional tasks and duties relating to the governance and management of the Company, particularly highlight the approval of each of the main aspects of its business strategy, and the promotion, oversight and evaluation of the Company's management.

b) The development of the structure and composition, per the Bylaws, of the Board itself is another of the key aspects of the Regulations. There must be no fewer than nine nor more than fifteen Directors, and members without any specific ties to ENDESA must sit, and form a majority, on the Board and, thus, on the Executive Committee and on other Committees, provided that the number of Directors appointed pursuant to the right of the stockholders to be represented on the Board in proportion to their ownership interests in the capital stock so permits.

c) In connection with the officers of the Company, the Regulations establish a separation and differentiation of functions between the Chairman and the Managing Director: the Chairman, apart from representing the Company, is responsible for promoting its governance, paying particular attention to business strategy, and directing the functioning of the Board, whereas the Managing Director is the highest authority on business management.

d) As for corporate bodies, the Regulations envisage the Board performing its functions by delegating them specifically to the Executive Committee and to the Managing Director although, exceptionally, it may also delegate decision-making on certain matters to Board Committees according to their areas of responsibility.

          The Executive Committee will have delegated authority from the Board to deal with matters related to the management of the Company, and will pay particular attention to overseeing compliance with strategic and corporate development guidelines, as well as monitor implementation of budgets and oversee corporate management.

          The Audit and Compliance Committee will ensure that internal audit procedures and internal oversight systems are adequate; that objective criteria are used to select the external auditors and the Internal Audit Manager; and, in general, that information on the Company is correct and is consistent with the principle of transparency. The specific brief of this Committee will be to make it easier for the stockholders of the Company to receive sufficient information on its position and prospects.

          The Appointments and Compensation Committee will report on the proposal, appointment and vacation of office of Directors, on their assignment to the Executive Committee and Board Committees, and on their compensation levels. It will also have an oversight function in relation to Senior Management of the Company as regards appointment and vacation of office, the evaluation of the policy on promotion, training and recruitment of executives, their compensation arrangements and levels, and the allocation of posts and areas of responsibility.

Lastly, the Board may set up Advisory Councils which, without having the status of corporate bodies, can discuss, study and report on issues related to their responsibility in the definition of corporate strategy; in particular, the prospects for change in the business environment; market and industry projections; technological advances; or new approaches to corporate organization and to dealings between enterprises against the backdrop of a globalized economy.


Article 1.- Purpose

These Regulations seek to regulate the functions of the Board, pursuant to the principle of transparency, paying particular attention to the promotion, supervision and oversight of the management of the Company, its organization and the rules of conduct governing its members.

Article 2.- Scope of application

2.1 These Regulations apply directly to the Board, as a collective body, and to the Directors who, as members of the Board, contribute to defining the will of the Board. The Directors must apprise themselves of, and comply and ensure compliance with, these Regulations.

2.2 The Board will adopt the appropriate measures so that these Regulations are widely disseminated among stockholders and investors in general as legally provided for.

Article 3.- Interpretation

3.1 These Regulations supplement and are ancillary to the provisions established for the Board by the Corporate Bylaws and by corporate and securities market legislation.

3.2 The Board is responsible for resolving any doubts concerning the interpretation and application of these Regulations, in accordance with such legal and Bylaw provisions as may be applicable and in conformity with the principles and recommendations arising from the codes of corporate governance best practices.


Article 4.- Amendments

4.1 The Board may introduce amendments to these Regulations subject to the requirements imposed in this Article.

4.2 The Chairman, or one third of the members of the Board, may propose amendments where the prevailing circumstances make such amendments advisable or necessary in his or their opinion. To such end, he or they will accompany with his or their proposal a report justifying the reasons for and scope of the amendments.

         A Board meeting in such case must be called by giving more than ten days' prior notice individually to each member of the Board, accompanied by the report justifying the proposed amendments.

4.3 Any amendment to the Regulations will require a resolution adopted by the majority of the members of the Board.


Article 5.- Structure and composition of the Board

5.1 The Board of Directors will be composed of not less than nine and not more than fifteen members and, in conformity with the Bylaws, the following types of Director will exist:


          a) Directors who are related professionally and permanently to the Company;

          b) Directors whose relationship with the Company is confined to their membership of the Board; and

          c)   Directors by virtue of being stockholders.

5.2 Of the total number of Directors who, from time to time, make up the Board, the Directors referred to in letter b) above will constitute the majority, provided that the number of Directors appointed pursuant to the right of the stockholders to be represented on the Board in proportion to their ownership interests in the capital stock so permits.

5.3 The persons proposed by the Board for appointment or reappointment as Directors will be persons of renowned prestige who have adequate experience and professional knowledge to discharge their duties and who give a commitment to perform the tasks of the Board with sufficient dedication.

5.4 The Stockholders' Meeting is responsible for determining the appointment and removal of Directors. The office of Director is waivable, revocable and reappointable.


Article 6.- Functions

6.1 Notwithstanding the powers reserved for the Stockholders' Meeting by law or the Bylaws, the main brief of the Board is to promote the governance of the Company, with full authority in this connection to direct, manage and represent the Company in the pursuit of the activities of which its corporate purpose is comprised.

         Without prejudice to the foregoing, the work of the Board of Directors will focus on the general function of oversight, for which purpose its functions will include defining the general strategy and guidelines for managing the Company, promoting and overseeing management by Senior Executives, establishing the bases for the corporate organization with a view to ensuring that its efficiency is maximized, monitoring the transparency and truthfulness of the Company's information in its dealings with stockholders and the markets in general, and overseeing its own organization and functioning.

6.2      In relation to general strategy, the Board is responsible for:

          a) Approving the budgets of the Company, setting the economic objectives and the basic aspects of the general strategy, and the plans and policies aimed at meeting those objectives.

          b) Determining the policy on information to and communications with the stockholders, the markets and public opinion.

          c) Deciding on what information to post on the Company's website, in conformity with the provisions of the legislation in force.

          d) Overseeing commercial, industrial or financial agreements of strategic importance.

6.3      In relation to management, the Board is responsible for:

          a) Promoting and overseeing the management of the Company, as well as the meeting of the objectives set.

          b) Performing such functions as the Stockholders' Meeting may have entrusted to the Board, which may only delegate such functions if the resolution of the Stockholders' Meeting expressly so provides.

          c) Resolving to form new companies or take up holdings in existing companies which, due to their amount or nature, are relevant for the Company, and perform mergers, absorptions, spin-offs or concentrations in which the Company has an interest.

          d) Approving acquisitions and disposals of substantial assets and holdings in the capital stock of companies, as well as any financial transactions of the Company that have a significant impact on the net worth position or which, due to any circumstance, are particularly significant.

          e) Approving investments which, due to their amount or nature, significantly affect the net worth position or the strategy of the Company.

          f) Approving the issue of promissory notes, debentures or other like securities.

          g) Providing guarantees to secure obligations of entities that are not Endesa investees.

          h) Approving the licensing of the trade name and trademarks, as well as patents, technology and any type of industrial property.

          i) Overseeing commitments under employee welfare arrangements that entail long-term financial liabilities for the Company.


          j) Setting the general rules for the appointment of directors at investees and approving the proposed appointment of such directors at investees directly, as well as being apprised of any appointments made at investees indirectly and which will comply with the aforementioned rules.

               The Board will also approve proposed appointments of directors at companies in which Endesa has a stockholding which, despite not being a majority holding, is stable and of particular economic relevance.

          k) Approving the rules and procedures for appointments, vacation of office and compensation applicable to Senior Management, without prejudice to the powers of the Committee established for the purpose and the powers, in this connection, of the Managing Director.

6.4 In relation to organization and functioning, the Board is responsible for:

          a) Appointing Directors, if a vacancy arises, until the first Stockholders' Meeting is held, and accepting the resignation of Directors.

          b) Appointing and removing the Directors who are to form part of the Executive Committee and the Committees provided for in these Regulations, and delegating powers to the Executive Committee, the Chairman, the Managing Director and, exceptionally, the Committees established in these Regulations.

          c) Designating and revoking the appointments of the Chairman and the Deputy Chairmen of the Board, and designating and revoking, at the Chairman's proposal, the appointments of the Managing Director and the Secretary of the Board.

6.5 The Board will also be responsible, as far as is legally possible, for establishing the bases for proper and efficient coordination between the Company and its investees, in all cases respecting the decision-making independence of their managing bodies and executives in conformity with the Company's own interests and those of each of its investees.

The responsibilities set forth in the preceding letters, relating to the functions of the Board, are without limitation and are deemed to also include any other powers which, although not expressly referred to but relating to those functions, can be regarded as being necessarily for the attention and decision of the Board itself, whether by reason of their being analogous or corresponding to, or inferred by, the powers set forth.


Article 7.- Specific functions relating to the financial statements, management report and report on corporate governance


7.1 After the appropriate report from the Audit and Compliance Committee, the Board will formally prepare the individual and consolidated financial statements and management reports in clear and precise terms so as to facilitate a proper understanding of their contents. The Board will take care to ensure that they present a true and fair view of the net worth, the financial position, and the results of the Company, pursuant to the provisions of the Law.

7.2 Before approving the formal preparation of the financial statements as required by the Law, all directors must have the necessary information for doing so and may, if appropriate, express such reservations as they deem appropriate.

7.3 Each year the Board of Directors will approve a report on corporate governance in such terms as may be established by statute or regulations.


Article 8: Specific securities market-related functions

8.1. The Board will perform directly or delegate as many functions as may be required by virtue of ENDESA's status as a listed company.

8.2. In particular, the Board will perform the following specific securities market-related functions directly or through the Audit and Compliance
         Committee:

          |X| Overseeing the establishment of internal control mechanisms for periodic public information of a financial nature and, in general, information for the financial markets as well as information on as many facts, decisions or circumstances as may be material to the market price of the shares with a view to promoting as far as possible the proper formation of the prices of the shares of the Company, avoiding, in particular, manipulation and abuses of insider information.

          |X| Approving the Company's Regulations on Conduct in Securities Markets and, if appropriate, any relevant amendments to those Regulations.


Article 9.- Principles governing conduct

9.1 The Board will particularly safeguard the interests of all the stockholders at all times in conformity with whatever is required in the corporate interest.

9.2 The Board will also establish as many mechanisms as may be necessary to scrutinize any decisions adopted by any of its members or corporate bodies where delegated functions are performed.

9.3 The Board will be collectively accountable to the Stockholders' Meeting for its decisions.

Article 10.- Call notices and venue for Board meetings

10.1 The Board will meet at least once every two months. Regular Board Meetings will deal with general matters relating to the conduct of the Company's business, and the items on the agenda. At these periodic meetings, the Board will receive information on the most significant business management aspects, as well as on any situations foreseeably critical to the Company and on any actions proposed by Senior Management to deal with them.

10.2 The Chairman may call a Board Meeting as often as he sees fit. The Chairman must do so if so requested by the majority of the members of the Board.

         The Chairman will set the agenda for all Board Meetings. One third of the members of the Board may, prior to the holding of the Meeting, request the inclusion of such items as they may see fit to deal with.

10.3 Call notices for Board Meetings will be served by mail, e-mail or any other means of remote communication on each of the Directors at least forty-eight hours prior to the date set for the Meeting in question and will include the agenda.

         The Chairman may, for reasons of urgency, call a Board Meeting by any of these means or even by telephone without giving the stipulated minimum prior notice. The urgency must be discerned by the majority of the attendees before the Meeting begins.

10.4 Board Meetings will take place normally at the registered office of the Company but may be held elsewhere, as determined by the Chairman and indicated in the call notice, in conformity with the provisions of the Bylaws of the Company.

10.5 Board Meetings may also be held in several rooms simultaneously so long as real-time interactivity and intercommunication among the rooms and, thus, the singleness of the act are ensured by audiovisual or telephonic means. In such case, the system of connection and, as the case may be, the places where the necessary technical means for attending and participating in the Meeting are available will be stated in the call notice. Resolutions will be deemed to have been adopted in the place where the Chairman is located.


         Without prejudice to the foregoing, unless so precluded by the Law, action by written consent and without a meeting may be taken provided that the requirements and formalities established in the Mercantile Registry Regulations are complied with.


Article 11.- Convening of, and representation and adoption of resolutions at, Board Meetings

11.1 Board Meetings will be validly convened if one half plus one of the members of the Board attend in person or through a representative.

11.2 Each Director may have another member of the Board represent him in accordance with the provisions of the Company's Bylaws.

11.3 Resolutions must be adopted by the affirmative vote of the majority of the Directors attending in person or through a representative. In the event of a tie the Chairman, or Acting Chairman, will have the casting vote. Voting in writing without a meeting will only be permitted if no Director objects to this procedure and the requirements established by corporate legislation are satisfied.

Article 12.- Executive Committee and Committees of the Board of Directors

12.1 The Executive Committee, the Audit and Compliance Committee and the Appointments and Compensation Committee are created in conformity with the Bylaws.

         The latter two Committees will have study and proposal functions and, as the case may be, decision-making power in such matters as are determined by these Regulations or delegated by the Board.

         The composition of the above bodies must reasonably reflect the structure of the Board and the balance established between the various types of Director in conformity with the provisions of Article 5.

12.2 As part of its organizational power and in order to best perform its functions, the Board of Directors may create other Committees and decide on their powers and composition.


Article 13.- Executive Committee

13.1 The Executive Committee will be composed of at least five and not more than seven Directors, including the Chairman and the Managing Director. It will meet at least once a month.


         The Chairman of the Board of Directors will chair Executive Committee Meetings and the Board Secretary will act as Meeting Secretary. The rules on substituting such officers are as stipulated for the Board of Directors.

13.2     The Executive Committee has the following powers:

          a) To adopt resolutions pursuant to the powers delegated to it by the Board.

          b) To perform functions relating to the oversight of the management of the Company.

          c) To study and propose the guidelines that must define the business strategy, and supervise its implementation, with particular attention to activities in the international and diversification areas.

          d) To debate and report, for referral to the Board, on issues relating to the following matters, whether or not they have been delegated by the Board:

               |X| Budgets of the Company with a detail of the projections for each line of business and monitoring of economic management, budgetary deviations and proposed corrective measures.

               |X| Tangible or financial investments and alliances or agreements which are relevant for the Company.

               |X| Financial transactions of economic importance and medium-term action plans.

               |X| Assessment of the extent to which the various operating units of the Company are meeting their objectives.

13.3 The appointment of the members of the Executive Committee will require the affirmative vote of at least two thirds of the members of the Board.

13.4 Resolutions of the Executive Committee on matters for which it has been delegated powers by the Board must be implemented as soon as they have been adopted. However, in cases where, in the opinion of the Chairman or of the majority of the members of the Executive Committee, the importance of the matter so advises, the resolutions of the Executive Committee will be submitted for subsequent ratification by the Board.

13.5 The Secretary of the Executive Committee, who will be the Secretary of the Board, will draw up minutes of the resolutions adopted, and apprise the Board of them in conformity with the provisions of the Bylaws.


Article 14.- Audit and Compliance Committee

14.1 The Audit and Compliance Committee will be composed of at least four and not more than six members of the Board of Directors, designated by the affirmative vote of the majority of the Board itself. A majority of the members of the Audit and Compliance Committee must be Directors whose relationship with the Company is confined to their membership of the Board.

14.2 The Chairman of the Audit and Compliance Committee will be designated by the Board of Directors from among the members whose relationship with the Company is confined to their membership of the Board, by the affirmative vote of the majority of the Board itself. The Chairman must be substituted every four years and may be reappointed one year after his vacating office.

         In the Chairman's absence, the Committee member designated provisionally by the Board of Directors will substitute him and, failing this, the oldest Committee member.


14.3 The Audit and Compliance Committee will meet as often as called by its Chairman, whenever so decided by the majority of its members, or at the request of the Board of Directors. Committee Meetings will take place at the Company's registered office or at such other venue as may be determined by the Chairman and stated in the call notice.

         Committee Meetings will be validly convened when the majority of the members of the Committee attend.

14.4 Resolutions must be adopted by the affirmative vote of the majority of the Directors attending the Meeting. In the event of a tie the Chairman, or Acting Chairman, will have the casting vote.

14.5 The Secretary of the Board of Directors will be the Committee Secretary, and will draw up minutes of the resolutions adopted and apprise the Board of them.

14.6 The main function of this Committee will be to ensure good corporate governance and transparency in all the actions of the Company in the economic/financial and external audit area and in the compliance and internal audit area, and the Committee will in any case be entrusted with the following functions:

          a) To report to the Stockholders' Meeting on the issues raised at the Meeting by stockholders in matters falling within its jurisdiction.

          b) To propose to the Board of Directors for submission to the Stockholders' Meeting the appointment of the external auditors, in conformity with Article 57 of the Bylaws.

          c) To oversee the internal audit service, should such a body exist within the business organization.

          d) To be apprised of the financial reporting process and of the Company's reporting and internal oversight systems.

          e) To liaise with the external auditors on receiving information on issues that may jeopardize their independence and on any other audit-related issues, as well as other communications provided for in audit legislation and in technical auditing standards.

These functions will be deemed to be without limitation and without prejudice to such other functions as may be entrusted to the Committee by the Board of Directors.


Article 15.- Appointments and Compensation Committee

15.1 The Appointments and Compensation Committee will be composed of at least four and not more than six members of the Board of Directors, designated by the affirmative vote of the majority of the Board itself. A majority of the members of the Appointments and Compensation Committee must be Directors whose relationship with the Company is confined to their membership of the Board.

15.2 The Chairman of the Appointments and Compensation Committee will be designated by the Board of Directors from among the members whose relationship with the Company is confined to their membership of the Board, by the affirmative vote of the majority of the Board itself. The Chairman must be substituted every four years and may be reappointed one year after his vacating office.

         In the Chairman's absence, the Committee member designated provisionally by the Board of Directors will substitute him and, failing this, the oldest Committee member.

15.3 The Appointments and Compensation Committee will meet as often as called by its Chairman, whenever so decided by the majority of its members, or at the request of the Board of Directors. Committee Meetings will take place at the Company's registered office or at such other venue as may be determined by the Chairman and stated in the call notice.

         Committee Meetings will be validly convened when the majority of the members of the Committee attend.

15.4 Resolutions must be adopted by the affirmative vote of the majority of the Directors attending the Meeting. In the event of a tie the Chairman, or Acting Chairman, will have the casting vote.

15.5 The Secretary of the Board of Directors will be the Committee Secretary, and will draw up minutes of the resolutions adopted and apprise the Board of them.

15.6 The Appointments and Compensation Committee will be entrusted with, among other functions, the functions of reporting on and proposing the appointment of the members of the Board of Directors, whether in the event of co-optation or for proposal to the Stockholders' Meeting. It will also report on their compensation.

         The Committee will also be entrusted with the following functions:

          |X| To report to the Board of Directors on Endesa Senior Management appointments (at present, tiers I to III), and on Chief Executive appointments at Enersis, Chilectra and Endesa Chile.

          |X| To approve the compensation of the members of Senior Management in the terms defined in the preceding section.

          |X| To decide on the adoption of compensation arrangements for Senior Management that take into account the earnings of the companies. Also, it must ascertain and assess the Company's policy on executives, particularly in the areas of training, promotion and recruitment.

          |X| To determine the specific rules on relationships between the Chairman, and the Managing Director, and the Company.

          |X|  To prepare and approve the Charter Governing Senior Management.

         These functions will be deemed to be without limitation and without prejudice to such other functions as may be entrusted to the Committee by the Board of Directors. The Board may require the Committee to prepare reports on matters falling specifically within its jurisdiction.

Article 16.- Advisory Councils

16.1 The Board may resolve to set up Advisory Councils which, without the status of corporate bodies, can study and report on such issues as the Board may deem to be of interest to the performance of its functions.

16.2 The Board will, at the Chairman's proposal, approve the appointments of Advisory Council members who must be individuals of renowned prestige by virtue of their professional credentials in Spain or abroad.

16.3 The Board will also, at the Chairman's proposal, approve the matters to be studied by the Advisory Council members and, in particular, those aimed at attaining enhanced knowledge of the Company's environment and of the prospects for change in the Spanish and international markets, development in applied technologies or in the organization of enterprises, as well as the integration and consolidation of the Group's companies.


Article 17.- Relations with the stockholders in general

17.1 The Board will establish the proper mechanisms to be apprised of any proposals that stockholders may make in relation to the management of the Company.

17.2 The Board will oversee any information systems that may be established by the Company for the various groups of stockholders, without this entailing any privilege for any of them.


Article 18.- Relations with relevant stockholders

17.3 The Board will also oversee the mechanisms established at the Company for the regular exchange of information with investors who, having an economically significant holding, are stockholders of the Company but are not represented on the Board.

17.4 In its relations with relevant stockholders, the Board cannot supply them any information that places them in a privileged position or at an advantage with respect to other stockholders.


Article 19.- Relations with the Stockholders' Meeting

The Board will, by furnishing the due information, encourage the participation of stockholders at Stockholders' Meetings, as provided for in the Stockholders' Meeting Regulations.

The Board will adopt as many measures as may be appropriate to facilitate performance by the Stockholders' Meeting of the functions specific to it pursuant to the Law, the Corporate Bylaws and the Stockholders' Meeting Regulations.


Article 20.- Relations with the auditors

The Board will, either directly or through the Audit and Compliance Committee, forge an objective, professional and ongoing relationship with the Company's external auditors appointed by the Stockholders' Meeting; it will respect their independence and arrange for them to be furnished with all the necessary information.

The relationship referred to in the preceding paragraph and with the Internal Audit Manager will normally be conducted through the Audit and Compliance Committee.


Article 21.- Relations with Senior Management

The Board may request information on the actions of Senior Management of the Company and may ask for such explanations as it sees fit. The request will be made by the Chairman through the Board Secretary and will be conveyed by the Managing Director.


Article 22.- Appointment of Directors

The Stockholders' Meeting or, as the case may be, the Board will be responsible for appointing Board members in conformity with the provisions of the Corporations Law and the Corporate Bylaws.

The Board will propose appointments after a report from the Appointments and Compensation Committee.

Article 23.- Incompatibilities

The Directors will be subject to the incompatibilities established in Article 42 of the Bylaws as regards their appointment and while they hold office:

a) The maximum age for being appointed as a Director is 70. The maximum age for holding the office of Managing Director is 65, although the Managing Director may continue to be a Director.

b) Directors may not hold office or discharge duties of representation, management or counseling at competing enterprises, or hold such office or discharge such duties at companies which are in a position of control at competing enterprises.

c) Directors may not simultaneously be members of more than five Boards of Directors and, for these purposes, the Boards of Directors of the various investees, as referred to in Article 36.2 of the Bylaws, the Boards of Directors of the Group or the stockholding entity represented by the Director, and the managing bodies of companies at which the Director's personal or family ownership interest entitles him to form part of those managing bodies, will not be computed.


d) Persons who, themselves or through an interposed person, hold office at, or are representatives of, or are related to entities which are habitual customers or providers of goods and services of the Company may not be members of the Board if this status could give rise to a conflict of interests with the Company. Financial institutions, as providers of financial services to the Company, are excluded.


Article 24.- Term of office

Directors will hold office for four years and may be reappointed for equal terms except for Directors appointed under Article 37.b) of the Bylaws, who may only be reappointed for a second term.


Article 25.- Reappointment of Directors

The Appointments and Compensation Committee must report on any proposal for the reappointment of Directors that the Board decides to submit to the Stockholders' Meeting.


Article 26.- Vacation of office by Directors

26.1 The Directors will vacate their office when the term for which they were appointed has expired, as well as in all other applicable cases in accordance with the Law, the Bylaws and these Regulations.

26.2 The Directors must tender their resignations to the Board and duly resign formally when they become subject to any legally established case of incompatibility or prohibition, or when, following a report from the Appointments and Compensation Committee, the Board resolves that the Director in question is in gross breach of his obligations.

26.3 When a Director vacates his office for whatever reason, he cannot work at another competing entity for two years, unless the Board grants him a dispensation from this obligation or curtails the duration of this prohibition.



Article 27.- Directors' duties

27.1 It is the duty of all Directors to contribute to the role of the Board to promote and oversee the management of the Company. In performing their functions, they will act faithfully in the corporate interest, and with loyalty and due care. Their conduct must be guided solely by the corporate interest, interpreted with full independence, and they will ensure at all the times that the interests of the stockholders as a whole, from whom their authority originates and to whom they are accountable, are best defended and protected.

27.2     In particular, a Director must by virtue of his office:

          a) Request the necessary information and properly prepare for meetings of the Board and of the corporate bodies to which he belongs.

          b) Attend meetings of the corporate bodies of which he forms part and participate actively in their debates with a view to contributing effectively to the decision-making process. If he is unable to attend a meeting to which he has been called for just cause he must instruct the Director, if any, representing him.

          c) Disclose transactions by family members and by companies related, by ownership, to the Director if such transactions are material to the management of the Company.

27.3 Directors affected by proposals for appointment, reappointment or removal will refrain from participating in debates and voting on such matters. Voting will be by secret ballot.


Article 28.- Duty of confidentiality

28.1 Confidential information must be kept secret by Directors, even after they no longer perform their functions, as must information, data, reports or background details coming to their attention as a result of their holding office, and cannot be communicated to third parties or disclosed where such disclosure could have damaging consequences for corporate interests.

         The duty referred to in the preceding paragraph is excluded in cases where legislation permits communication or disclosure of the above to third parties or, as the case may be, where the above is required or to be sent to the respective supervisory authorities, in which case the disclosure of information must comply with legislative provisions.

28.2 Where the Director is a legal entity, the duty of secrecy will be incumbent on the representative of the legal entity, without prejudice to compliance with the representative's obligation to report to the legal entity.


Article 29: Use of information and corporate assets

29.1 Directors may not use for private purposes nonpublic information of the Company, unless there is no detriment to the Company, or if the information is irrelevant for transactions to buy or sell securities of the Company. In any event, the rules of conduct established by legislation and by the Company's Internal Regulations on Conduct in Securities Markets must be observed.

29.2 No Director may personally use the assets of the Company or use his position in the Company to obtain a financial advantage unless sufficient consideration is paid. If he has a dispensation from the obligation to pay such consideration, the financial advantage thus obtained will be treated as indirect compensation and must be authorized by the Appointments and Compensation Committee.


Article 30.- Business opportunities

30.1 Directors may not use the Company's name or rely on their status as Directors of the Company to engage in transactions for their own account or for that of persons related to them.

30.2 No Director may, for his own account or for that of persons related to him, make an investment or engage in any transaction relating to the Company's assets that has come to his attention by reason of his office, where that investment or transaction would have been offered to the Company or the Company would have been interested in it, provided that the Company has not rejected the investment or transaction without the influence of the Director.

30.3 The Directors must disclose to the Board of Directors any direct or indirect conflict of interest between them and the Company. In the event of a conflict of interest, the Director in question will refrain from involvement in the transaction to which the conflict of interest relates.

30.4 In any event, information on any conflicts of interest affecting the Directors of the Company will be provided in the annual report on corporate governance.

30.5 The Directors must disclose any interest held by them in the capital of a company engaging in an activity of a type identical, analogous or complementary to that constituting the corporate purpose, as well as any offices held or functions performed by them at such company, as well as the pursuit, for their own account or that of another, of an activity of a type identical, analogous or complementary to that constituting the corporate purpose. The information will be included in the report.


30.6 For the purposes of this Article, the following will be deemed to be persons related to Directors:

          a)   The spouse or spousal equivalent of a Director.

          b) The ascendants, descendants and siblings of a Director or the spouse of a Director.

          c) The spouses of the ascendants, descendants and siblings of a Director.

          d) Companies in which a Director is, himself or through an interposed person, in any of the positions provided for in
               Article 4 of Securities Market Law 24/1988, of July 28.


30.7 Where a Director is a legal entity, the following will be deemed to be related persons:

          a) The stockholders if they are, in relation to the Director, in any of the positions provided for in Article 4 of Securities Market Law 24/1988, of July 28.

          b) De facto or de iure directors, liquidators and attorneys-in-fact holding general powers of attorney from the Director.

          c) Companies forming part of the same group, as "group" is defined in Article 4 of Securities Market Law 24/1988, of July 28, and their stockholders.

          d) Persons who, with respect to the representative of the Director, are deemed to be persons related to Directors in conformity with the provisions of the preceding paragraph.

Article 31.- Right to counseling and information

31.1 The Directors will, whenever the performance of their functions so requires, have access to all the Company's services and may request such information and counseling as they may require on any matter. The right to information extends to investees and the request will be made by the Chairman through the Board Secretary and conveyed by the Managing Director.


31.2 The Directors will, by majority, also have the power to propose to the Board the engagement, at the Company's expense, of such legal, accounting, technical, financial, commercial or other advisers as they consider necessary in order to be aided in the discharge of their duties where it concerns specific problems of a certain importance and complexity related to the performance of their work.

31.3 The above proposal must be notified to the Company Chairman through the Board Secretary and will be conveyed by the Managing Director. The Board may refuse to approve financing for the counseling services referred to in the preceding Subarticle on the ground that they are not necessary for the performance of the functions entrusted, that their amount is disproportionate to the importance of the problem, or if it considers that such technical assistance could be adequately provided by Company personnel.


Article 32.- Liability

32.1 The Directors will be liable to the Company, to the stockholders and to creditors of the Company for any damage they cause by reason of acts or omissions contrary to the Law or to the Bylaws or in breach of the duties inherent in their office.

32.2 A person acting as a de facto director of the Company will be personally liable to the Company, to the stockholders and to creditors for any damage he causes by reason of acts contrary to the Law or to the Bylaws or in breach of the duties imposed by the Law on those who formally have the status of Director pursuant to the Law.

32.3 All the members of the managing body that performed the act or adopted the damaging resolution will be jointly and severally liable, unless they prove that they were not involved in its adoption and implementation and were either unaware of its existence or were aware of its existence but did everything appropriate to prevent the damage or, at least, expressly objected to it.

32.4 Under no circumstances may the fact of the damaging act or resolution having been adopted, authorized or ratified by the Stockholders' Meeting serve as a release from liability.

Article 33.- Directors' compensation

33.1 Directors' compensation is composed of the following items: a fixed monthly salary and a share in income. The overall annual compensation for the entire Board and for all the above items will be one per mil of consolidated group income, as approved by the Stockholders' Meeting, although the Board of Directors may reduce this percentage in such fiscal years as it sees fit. All the foregoing is without prejudice to the provisions of the third paragraph of this Article on attendance fees.

         The Board will allocate such amount between the above items and among the Directors in such manner and proportion and at such time as it may decide at its discretion.

33.2 The members of the Board of Directors will also receive fees for attending each meeting of the managing bodies of the Company and its Committees. The amount of the fees may not exceed the amount set as the fixed monthly salary in conformity with the preceding paragraphs. The Board of Directors may, subject to this limit, set the amount of attendance fees.

33.3 The compensation provided for in the preceding Subarticles and arising from membership of the Board of Directors will be compatible with other payments receivable by the Directors as professionals or employees for any other executive or advisory functions performed by them for the Company other than those of oversight and collective decision-making which are specific to their status as Directors and will be subject to any legal rules applicable to them.

33.4 In conformity with the provisions of Article 130 of the Corporations Law, compensation in the form of a share in income may only be received by the Directors after all the requirements concerning the legal reserve and bylaw reserve have been met and the stockholders have been acknowledged a minimum dividend of 4 percent.

33.5 Directors who do not have a professional or labor relationship with the Company will not receive any other compensation, except for group and liability insurance for the fiscal year in which they act as Directors.

33.6 In accordance with Subarticle 3 of this Article, the Chairman will also receive such compensation as may be established in determining the specific legal rules governing his relationship with the Company.

         Apart from what is provided in the preceding Subarticles for Directors of the Company and in accordance with Subarticle 3 of this Article, the Managing Director will also receive the compensation stipulated in the contract between him and the Company, which will specify his rights and obligations during and after his relationship with the Company.

         The amounts of fixed compensation, the applicability of variable compensation, and the compensation of the Chairman and of the Managing Director under their specific arrangements, must be proposed by the Appointments and Compensation Committee to the Board, and will be subject to the obligation of transparency.

33.7 The Appointments and Compensation Committee will draft an annual report on the policy regarding Directors' compensation and details of the compensation received by each of them as such, with a breakdown of all the items of which it is comprised. Without prejudice to being able to provide a full itemization at a later stage, the compensation of Directors who are related professionally and permanently to the Company will be indicated globally for all of them, indicating the number of Directors receiving it by salary item.


Article 34.- Differentiation of functions

The Chairman of the Board and the Managing Director, as the highest authorities at individual level in the Company, will have differentiated functions as established in the Corporate Bylaws and in these Regulations.


Article 35.- Chairman of the Board of Directors

35.1 The Board will choose a Chairman from among its members and, in addition to the functions assigned by the Law and the Bylaws, the Chairman will also be responsible for promoting the governance of the Company and of its investees as a whole, directing the functioning of the Board, ensuring that the members of the Board have adequate information, and representing the Company, in particular, in dealings with the various public authorities, securities market institutions, public agencies, companies and associations in the electricity industry.

35.2 The Chairman will chair the Executive Committee, have permanent authority to represent the Committee in accordance with the Corporate Bylaws, and, in any voting, will have the casting vote.

35.3 The Chairman of the Board may delegate all or some of his powers to other members of the Board of the Company unless such delegation is expressly prohibited by the Law.

35.4 In the event of a vacancy, or his absence or illness, the Chairman may be substituted by the relevant Deputy Chairman or otherwise by the oldest Director.


Article 36.- Deputy Chairmen of the Board

The Board may choose one or more Deputy Chairmen following a report from the Appointments and Compensation Committee. Where there are several Deputy Chairmen, the oldest will substitute the Chairman in the event of a vacancy, or his absence or illness, and act as Chairman of the Board.

Article 37.- Managing Director

37.1 The Board will, at the Chairman's proposal, appoint a Managing Director, who is responsible for directing the management of the Company, in accordance with the decisions made and criteria set by the Board and by the Executive Committee.

37.2 He will be in charge of all the services of the Company and will be the head of Senior Management of the Company.

37.3 The Managing Director is also responsible for implementing and monitoring the general strategy of the Company and its lines of business, as well as overseeing and monitoring relations between the Company and its investees in conformity with the provisions of Article
         6.4 of these Regulations.

37.4 In the event of a vacancy in the office, or absence or illness, of the Managing Director, his functions and responsibilities will be assumed on a transitional basis by the Chairman, who will urgently agree with the necessary corporate bodies on the delegation of those functions and responsibilities to a Director or to such members of Senior Management as he sees fit.


Article 38.- Secretary of the Board of Directors

38.1 The Board will, at the Chairman's proposal, appoint a Secretary, who must be a law graduate and will have the following functions, apart from those conferred by law and by the Bylaws:

          |X| To keep the corporate documentation, duly reflect in the minutes books the proceedings at meetings and certify the resolutions of the corporate bodies.

          |X| To see to it that the activities of the Board are lawful from the formal and substantive standpoints, and ensure that its procedures and rules of governance are respected.

          |X| To channel, in general, dealings between the Company and the Directors in all matters relating to the functioning of the Board, in conformity with the Chairman's instructions.

          |X| To deal with requests from Directors for information and documentation on matters of which the Board should be apprised.

          |X| To ensure observance of corporate governance principles and rules and the provisions of the Company's Bylaws and Regulations.

38.2 Without prejudice to his reporting to the Board Chairman, the Secretary has independence to professionally perform the functions set forth in the preceding paragraphs.

38.3 The Secretary, who will have such status on the various corporate bodies, may also hold office as legal counsel to the corporate bodies and as General Secretary, and in this latter capacity he may, reporting to the Managing Director, assist with the integration, coordination and consolidation of the Company and its lines of business.


FINAL PROVISION

The status of Director implies acceptance in writing of these Regulations and the declaration that the Director is not subject to any of the incompatibilities established in these Regulations. The Directors will sign, and will renew each year, a declaration of activities and assets related to the Company for the purposes of complying with the rules on incompatibilities.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: November 14th, 2003     By: /s/ David Raya
                                  --------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations